PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
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250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 20-F and to the incorporation by reference in registration statement S-8 (File no. 333-100832) of Pacific Rim Mining Corp. of our report dated July 22, 2009 relating to the consolidated financial statements, which appears in the Annual Report to Shareholders.

Signed *PricewaterhouseCoopers LLP*

Vancouver, BC
July 28, 2009